UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release, dated November 11, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: November 12, 2015

Exhibit 99.1

ISS and Glass Lewis Recommend that WuXi PharmaTech Shareholders

Vote “FOR” the Proposed Going-Private Transaction

SHANGHAI, November 11, 2015 /PRNewswire-Asia/ — WuXi PharmaTech (Cayman) Inc. (“WuXi” or the “Company”) (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries with operations in China and the United States, today announced that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) have recommended that WuXi shareholders vote FOR the proposal to approve the Company’s previously announced agreement and plan of merger (the “Merger Agreement”) dated as of August 14, 2015 and amended on October 20, 2015, with New WuXi Life Science Limited (“Parent”) and WuXi Merger Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Parent will acquire the Company for US$5.75 per ordinary share of the Company or US$46 per American depositary share, each representing eight ordinary shares (an “ADS”), in each case, in cash, without interest and net of any applicable withholding taxes, and Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”).

ISS and Glass Lewis are leading independent international proxy advisory firms, and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company’s extraordinary general meeting of shareholders (the “EGM”) to consider and vote on, among other things, the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger, will be held on November 25, 2015 at 10:00 a.m. (Shanghai time), at the executive offices of the Company located at 288 Fute Zhong Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200131, People’s Republic of China.

Shareholders of record at the close of business in the Cayman Islands on November 2, 2015 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on October 19, 2015 will be entitled to instruct JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary, to vote the shares represented by their ADSs at the EGM, and are reminded that the deadline to deliver their voting instructions to the ADS depositary is 12:00 p.m. (New York City time) on November 20, 2015.

The Company’s shareholders and ADS holders are urged to read carefully and in their entirety the Company’s definitive proxy materials, as they contain important information about the Company, the proposed Merger and related matters.

The Company has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist it in connection with its upcoming EGM. Shareholders and ADS holders who have questions about the Merger Agreement or the Merger, need additional copies of the Company’s proxy materials, or need assistance in voting their ordinary shares or ADSs are encouraged to contact MacKenzie Partners by email at proxy@mackenziepartners.com or by phone at +1(800) 322-2885 (toll free) or at +1(212) 929-5500 (outside of the United States).

If shareholder approval of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, is obtained at the EGM, subject to satisfaction of the other closing conditions, the Merger is expected to be consummated by the twelfth business day thereafter. If and when completed, the Merger would result in the Company becoming a privately-held company and its ADSs would no longer be listed on the New York Stock Exchange. In addition, the ADSs and the Company’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such statements include, among others, those concerning how the Company’s shareholders will vote at the meeting of shareholders, the possibility that various closing conditions for the transaction may not be satisfied or waived and the Merger may not occur and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For further information, please visit http://www.wuxiapptec.com.

For more information, please contact:

Ronald Aldridge (for investors)

LaVoieHealthScience

+1 617-374-8800 x109

+1 617-792-2459

ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Director, Corporate Communications

WuXi PharmaTech

+86-21-5046-4362

aaron_shi@wuxiapptec.com